
September 7, 2010

Martin Rivard
President and Chief Executive Officer
Richmont Mines, Inc.
161, Avenue Principale
Rouyn-Noranda, Quebec, Canada J9X 4P6

   Re: Richmont Mines, Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed May 6, 2010
     File No. 1-14598

Dear Mr. Rivard:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director